KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

October 22, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

	Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 6 to Registration Statement on Form S-1
Filed August 9, 2012
File No. 333-176350

We refer to your letter of September 27, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.	We have updated the financial information in the S-1/A to July 31, 2012.

2.	We have updated all sections of our prospectus to the two year period ended April 30, 2012.

3.	Our independent registered accounting firm has revised its report to reflect the presentation as of the two years ended April 30, 2012.

4.	We have included an updated consent from our independent registered accounting firm.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong

Stolfin Wong, President, CEO